December 30, 2024

David Lesar
Chief Executive Officer
Superior Energy Services, Inc.
1001 Louisiana Street, Suite 2900
Houston, TX 7702

       Re: Superior Energy Services, Inc.
           Schedule 13E-3 filed December 17, 2024
           File No. 005-43588
Dear David Lesar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed December 17, 2024
General

1. We note that Mr. Flores and Mr. Foster serve as directors and GoldenTree, which is affiliated with them, beneficially owns approximately 51.4% of the Class A Common
       Stock. Please advise why Mr. Flores, Mr. Foster and GoldenTree have not been identified as filing persons in the Schedule 13E-3. Provide the same analysis with respect to Mr. Citarrella and Monarch. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of
       Schedule 13E-3. In this regard, the reasons for the Transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, please be sure that any new filers sign the Schedule 13E-3.
2.     We note that the Fairness Opinion states that it    is furnished for the
use of the Board
           and may not be used for any other purpose without [Houlihan Lokey
s] prior
       written consent.    Please disclose, if true, that Houlihan Lokey has
consented to use of
 December 30, 2024
Page 2

       its materials in the filing.
3. We note that Houlihan Lokey provided a preliminary financial analysis to the Board on December 6, 2024. Provide the disclosure required by Item 1015(b)(6) of
       Regulation M-A with respect to that presentation.
4. Please quantify the fee paid or to be paid to Houlihan Lokey. See Item 9 of Schedule
       13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.
Fairness of the Transaction, page 16

5.     Revise to considerably expand this section so that it includes the results and
       illustrative ranges for each point of analysis conducted by the financial advisor, along with the results yielded by each. See Item 9 of Schedule 13E-3 and Item 1015 of
       Regulation M-A.
6.     Please include all projections prepared by management and provided to
Houlihan
       Lokey for purposes of the fairness opinion, including any forecasts pertaining to the discounted cash flow analysis. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.
7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c),
       (d) and (e) of Item 1014 are generally relevant to each filing person
s fairness
       determination and should be discussed in reasonable detail. See paragraph (b) of Item
       1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-
       17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board.
8.     We note your disclosure that the Board has determined    that effecting
the Transaction
       by means of the Stock Splits is procedurally and substantively fair to all stockholders of the Company, including the unaffiliated stockholders who will only receive cash consideration in the Stock Splits and unaffiliated stockholders who will continue as
       owners of the Company.    The disclosure required by Item 1014(a) of
Regulation M-A
       should separately address the fairness of the Transaction to unaffiliated securityholders as a distinct group. Please revise accordingly.
9. Please address how any filing person relying on the Fairness Opinion was able to reach the fairness determination as to all unaffiliated securityholders given that the
       Fairness Opinion addressed fairness with respect to the Cashed-Out Stockholders, rather than all securityholders unaffiliated with the Company. See Exchange Act Rule
       13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation
M-A.
Executive Officers, page 31

10. Many of the biographies disclosed in this section do not provide all of the information required by Item 1003(c)(2) of Regulation M-A for the past five years. Please revise accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 30, 2024
Page 3

      Please direct any questions to Blake Grady at 202-551-8573.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Mergers &
Acquisitions